Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No.
333-177923 October 23, 2014

October 2014

J.P. Morgan Structured Investments

Important Information

JPMorgan Chase and Co. ("J.P. Morgan") has filed a registration statement
(including a prospectus) with the Securities and Exchange Commission (the
"SEC") for any offerings by J.P. Morgan to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities by J.P. Morgan. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.
Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free (866) 535-9248.

To the extent there are any inconsistencies between this free writing prospectus and the relevant term sheet or pricing supplement, the relevant term sheet or pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Securities offered by J.P. Morgan linked to the JPMorgan ETF Efficiente 10 TR
Series X Index (the "Index") are our senior unsecured obligations and are not secured debt. Investing in these securities is not equivalent to a direct investment in the Index or any index fund that forms part of the Index.

Investments in securities linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures or other derivatives based thereon.

 Use of Simulated Returns

Any historical composite performance records included in this presentation are hypothetical and it should be noted that the constituents have not traded together in the manner shown in the composite historical replication of the indices included in this presentation. No representation is being made that the indices will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record that the combination of those underlying elements subsequently achieved.

Back-testing and other statistical analysis material that is provided in connection with the explanations of the potential returns of the Index use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence.  For time periods prior to the launch of an exchange-traded fund included in the Index and such exchange-traded fund's initial satisfaction of a minimum liquidity standard, back-testing uses alternative performance information derived from a related index, after deducting hypothetical fund fees, rather than performance information for such exchange-traded fund.

The results obtained from "back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index.
J.P. Morgan provides no assurance or guarantee that the Index will operate or would have operated in the past in a manner consistent with these materials.
The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more

appropriate and that might differ significantly from the hypothetical historical information set forth below. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice.  Accordingly, any discussion of U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and financial instruments linked to the Index may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.  Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.  Structured
Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein.  J.P. Morgan is the marketing name for J.P. Morgan Chase and Co and its subsidiaries and affiliates worldwide.  JPMS is a member of FINRA, NYSE, and SIPC.  Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

JPMORGAN ETF EFFICIENTE 10 TR SERIES X INDEX

Overview

The JPMorgan ETF Efficiente Series X Index Series (the "Efficiente Series X") is a family of indices that were developed and are maintained and calculated by J.P. Morgan Securities plc pursuant to a proprietary methodology. The JPMorgan ETF Efficiente 10 TR Series X Index (the "Index") is an index within the Efficiente Series X. The Index tracks the total return performance of a portfolio that consists of thirteen exchange-traded funds (each, an "ETF" or a "Constituent"). The share prices of the ETFs track the performance of equities or bonds in developed or emerging markets, real estate investments, U.S. Treasury bonds or U.S. Treasury Inflation Protected Securities. The Constituents represent a diverse range of asset classes and geographic regions.

Key features of the Index include:

- the use of ETFs to provide access to a broad range of asset classes and geographic regions;
- exposure to developed market equities, bonds (including Treasuries and corporate bonds), emerging markets, alternative investments (broad commodities exposure, gold and real estate) and inflation;
- the weights allocated to the Constituents are dynamic and are determined monthly based on a rules-based methodology that targets an annualized volatility of 10% or less;
- an algorithmic portfolio construction which utilizes momentum and correlation across asset classes;
- the Index is a total return index and reflects the weighted performance of the Constituents (including reinvested dividends for each Constituent); and
- the Index levels are published on Bloomberg under the ticker JPUSEFFE.

The table and graph below illustrate the performance of the Index based on the hypothetical back-tested closing levels from December 31, 2007 through September 28, 2014 and the actual performance from September 29, 2014 through October 17, 2014. Based on the hypothetical back-tested performance, the Index realized annualized returns of 7.69% per annum over the period. There is no guarantee that the Index will outperform, or will not underperform, the S&P 500 Total Return Index or the Barclays U.S. Aggregate Bond Index during the term of any investment linked to the Index.

Hypothetical and Historical Comparison of the JPMorgan ETF Efficiente 10 TR Series X Index (December 31, 2007 to September 28, 2014 and September 29, 2014 to October 17, 2014)

	ETF Efficiente 10 TR Series X Index	S&P 500® Index (Price Return)	S&P 500® Total Return Index	Barclays U.S. Aggregate Bond Index (Total Return)
12 Month Return	**5.68%**	8.86%	11.11%	4.94%
3 Year Return (Annualized)	**8.20%**	16.25%	18.80%	3.10%
Return since December 31st, 2007 (Annualized)	**7.69%**	3.76%	6.06%	4.87%
Annualized volatility	**8.86%**	22.89%	22.89%	3.89%

Source: Bloomberg and J.P. Morgan. Please see notes immediately following the graph below.

1

Hypothetical and Historical Performance of the JPMorgan ETF Efficiente 10 TR
Series X Index (December 31, 2007 to September 28, 2014 and September 29, 2014
to October 17, 2014)
[GRAPHIC OMITTED]
Note: Because the index did not exist prior to September 29, 2014, all retrospective levels provided in the graph and
table above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

"Return" is the percentage return of the relevant index over the period indicated, and where "Annualized" is indicated, is the annual compounded return of the relevant index over the period.

"Annualized volatility" is the annualized standard deviation of the daily returns of the relevant index for the full period from January 1, 2008 to
October 17, 2014.

"SandP 500 Total Return Index" represents the total-return performance of the SandP
500 Index.

"Barclays U.S. Aggregate Bond Index (Total Return)" represents the returns of the Barclays U.S. Aggregate Bond Index.

The ETF industry has grown rapidly since 2002, with total assets under management increasing from approximately $100 billion at the end of 2002 to approximately $1.7 trillion as of December 2013, as illustrated in the chart.
There are now over 1500 ETFs listed in the United States covering a range of asset classes and investment styles.

Source: State Street Global Advisors.

Growth Trend of Assets Under Management in ETFs
[GRAPHIC OMITTED]

Strategy description

The Index employs an allocation strategy based on modern portfolio theory. The modern portfolio theory approach to asset allocation suggests how a rational investor should allocate capital across the available universe of assets to maximize return for a given risk appetite. The Index uses the concept of an
"efficient frontier" to define the asset allocation of the Index. An efficient frontier for a portfolio of assets defines the optimal return of the portfolio for a given amount of risk, using the volatility of returns of hypothetical portfolios as the measure of risk.

On a monthly basis, J.P. Morgan Securities plc, acting as the Index calculation agent, will rebalance the Index to determine the allocations to the
Constituents based on the mathematical rules that govern the Index.  The weights for each Constituent will be determined subject to certain weighting constraints, including constraints on the weight of each Constituent as well as constraints on the sum of the weights of Constituents within a sector. For more information on the weighting constraints related to the Constituents comprising the Index, see "What are the Constituents?".

Illustration of the Efficient Frontier
[GRAPHIC OMITTED]
Each month, the Index seeks to reallocate the index weights among the
Constituents so that the resulting portfolio would have had the highest return during the previous six months while meeting the annualized volatility target over the same period of 10% or less. Thus, the portfolio exhibiting the highest return with an annualized volatility of 10% or less is selected, and the Index will then track the performance of that portfolio for that month, by calculating its closing level for each index calculation day based on the aggregate weighted returns of the Constituents within that portfolio. This represents a practical application of the modern portfolio theory and the efficient frontier. No assurance can be given that the Index will achieve its target volatility of 10%. The actual realized volatility of the Index may be greater or less than 10%.

On each selection date for the monthly rebalancing of the Index, the weighting algorithm implements the following steps:

[] Identifying all Eligible Portfolios as described under "What are the
Constituents?" and calculating the performance for each portfolio for an observation period over the previous six months.

[] Calculating the annualized realized volatility for each Eligible Portfolio over that same observation period.

[] Constructing the "efficient frontier" using the performance and the volatilities of the Eligible Portfolios.

[] Selecting the Eligible Portfolio with the strongest performance that has an annualized realized volatility equal to or less than 10%. If no such portfolio exists, the target volatility is increased in increments of 1%, and the selection procedure is repeated until a portfolio is identified.

JPMORGAN ETF EFFICIENTE 10 TR SERIES X INDEX

The Index is a total return index and reflects the weighted performance of the Constituents (including reinvested dividends for each Constituent).

The Index calculation agent will publish the Index values for the Index on Bloomberg, subject to the occurrence of a market disruption event. You can find the current Index value on Bloomberg under the ticker JPUSEFFE.

There is no guarantee that the concept of an efficient frontier combined with modern portfolio theory will generate positive returns for the Index or that other theories applied to the portfolio of the Constituents would not produce a better result than an investment linked to the Index.

What are the Constituents?

The following table sets forth the Constituents that compose the Index and the maximum weighting constraints assigned to each asset as well as specific groups of assets ("sectors").

Constituents

Sector / Sector Cap	Asset Class	Assets	Ticker	Asset Cap
Developed Equity 50%	U.S. Equities	Vanguard® S&P 500 ETF	VOO	20%
	U.S. Small Cap Equities	iShares® Core S&P Small-Cap ETF	IWM	20%
	Developed Market Equities (excluding U.S.)	Vanguard® FTSE Developed Markets ETF	VEA	20%
Bonds 50%	Treasuries	iShares® 20+ Year Treasury Bond ETF	TLT	20%
	Investment Grade Bonds	iShares® iBoxx $ Investment Grade Corporate Bond ETF	LQD	20%
	High Yield Bonds	SPDR® Barclays Capital High Yield Bond ETF	JNK	20%
Emerging Markets 40%	Emerging Market Equities	Vanguard® FTSE Emerging Markets ETF	VWO	20%
	Emerging Market Bonds	iShares® JPMorgan USD Emerging Markets Bond ETF	EMB	20%
Alternative Investments 40%	Real Estate	Vanguard® REIT ETF	VNQ	20%
	Broad Commodities	iShares® S&P GSCI Commodity Indexed Trust	GSG	10%
	Gold	iShares® Gold Trust	IAU	10%
ST Treasuries / Inflation 50%	Inflation Protected Bonds	iShares® TIPS Bond ETF	TIP	50%
	Short Term Treasuries	iShares® 1-3 Year Treasury Bond ETF	SHY	50%

An Eligible Portfolio is any hypothetical portfolio composed of the above Constituents whose weights satisfy the following weighting constraints:

- The minimum possible weight assigned to any Constituent is 0%.
- The weight assigned to each Constituent is an integral multiple of 5%.
- The maximum possible weight assigned to any Constituent is 20%, with the exception of (i) the iShares® 1-3 Year Treasury Bond ETF and the iShares® TIPS Bond ETF, each of which has a maximum possible weight of 50%.and (ii) the iShares® Gold Trust and the iShares® S&P GSCI Commodity Indexed Trust, each of which has a maximum possible weight of 10%.
- The maximum possible weight assigned to (i) each of the Developed Equity sector, the Bonds sector, and the Short Term Treasuries/Inflation sector is 50% and (ii) the Emerging Markets sector and the Alternative Investments sector is 40%
- The sum of the weights assigned to all Constituents will be equal to 100%.

4

Historical analysis

The Index aims to provide exposure across a diverse spectrum of asset classes and geographic regions.

Diversified exposure

As illustrated in the table below, equities (as represented by the S&P 500 Total Return Index) and bonds (as represented by the Barclays U.S. Aggregate Bond Index (Total Return)) have historically displayed negative correlation. Correlation can be described as a measure of the degree to which two components change relative to each other. A diversified approach to investing would stipulate maintaining exposure to a variety of asset classes to attempt to generate positive returns in a wide range of market environments.

Based on the rebalancing methodology and the constraints described in *"What are the Constituents?"*, the Index can dynamically allocate to the Constituents in response to the current market environment, with the potential to exploit any low historical correlations exhibited by the Constituents. The hypothetical correlations below illustrate that returns of the Index have historically not been overly dependent on either bonds or equities.

Summary of hypothetical correlations for JPMorgan ETF Efficiente 10 TR Series X Index (December 31, 2007 – September 17, 2014)

Index	JPMorgan ETF Efficiente 10 TR Series X Index	S&P 500® Total Return Index	Barclays U.S. Aggregate Bond Index (Total Return)
JPMorgan ETF Efficiente 10 TR Series X Index	100%	39.81%	11.30%
S&P 500® Total Return Index		100%	-31.32%
Barclays U.S. Aggregate Bond Index (Total Return)			100%

Source: Bloomberg and J.P. Morgan

Note: Based on the daily hypothetical back-tested returns. The correlations shown above are for informational purposes only. **Future correlations may be higher or lower than the hypothetical, historical correlations in the summary above.**

Targeting volatility

As described in *"Strategy description,"* the Index targets an annualized realized volatility of 10%. The graph below illustrates the hypothetical six-month realized volatility of the Index as well as that of the S&P 500 Total Return Index and the Barclays U.S. Aggregate Bond Index from January 2008 through September 2014.

Volatility is a measurement of the variability of returns. The historical, or "realized," volatility of a portfolio can be measured in a number of ways. For the purposes of the graph below, volatility is calculated from the historical daily returns of the indices over a six-month observation period. For any given day, the "six-month annualized volatility" is the annualized standard deviation of the daily returns of the relevant index using the closing levels of the index during the period of 126 index calculation days preceding that day. For example, for the day, September 30, 2014, the data point on the graph for that day represents the annualized standard deviation of the daily returns using closing levels of the relevant index during the 126 index calculation days up to and including September 30, 2014.

JPMORGAN ETF EFFICIENTE 10 TR SERIES X INDEX

5

Hypothetical six-month annualized volatility (December 31, 2007 -- September
30, 2014)
[GRAPHIC OMITTED]
Source: Bloomberg and J.P. Morgan

Note: The hypothetical, historical six-month annualized volatility levels of the Index, the SandP 500([R]) Total Return Index, and the Barclays U.S. Aggregate
Bond Index, are presented for informational purposes only. The back-tested, hypothetical, historical six-month annualized volatility has inherent limitations. These volatility levels reflect historical performance (and in the case of the Index, hypothetical historical performance). No representation is made that in the future the Index, the SandP 500([R]) Total Return Index or the
Barclays U.S. Aggregate Bond Index will have the volatilities as shown above.
There is no guarantee that the Index will outperform, or will not underperform, any alternative investment

techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual six-month annualized volatilities will vary, perhaps materially, from this analysis. Please see "Important
Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Hypothetical historical sector weightings

The following graph illustrates the hypothetical historical allocation to the various sectors, the iShares([R]) 1-3 Year Treasury Bond ETF (labeled as "ST")
and the iShares([R]) TIPS Bond ETF (labeled as "Inflation") based on the rebalancing mechanics set forth under the "Strategy description." For a detailed description of which Constituents make up each sector displayed in this graph, please see "What are the Constituents?". Although the Index rebalances on a monthly basis, for ease of display, allocations are shown on a semi-annual basis in the chart below.
[GRAPHIC OMITTED]

Source: J.P. Morgan

Note: The hypothetical allocations are obtained from hypothetical back-testing of the Index algorithm and should not be considered indicative of the actual weights that would be assigned to the sectors or the applicable Constituents during any investment linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in allocations among the sectors or the applicable Constituents consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from those arising from the hypothetical historical allocations based on back-testing. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

The charts below illustrate the average allocation over specific time periods to the various sectors, short term Treasuries and Inflation and are intended to demonstrate how the average allocation of the Index changes during different market environments. These hypothetical allocations were calculated by averaging the monthly allocations during the periods indicated.

Average allocations in declining equity markets January 2008 to March 2009
[GRAPHIC OMITTED]

Average allocations in rising equity markets June 2010 to September 2014 R
[GRAPHIC OMITTED]

Note: The hypothetical allocations are obtained from back-testing and should not be considered indicative of the actual weights that would be assigned to the Sectors or the applicable Constituents during the term of any investment in the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in allocations among the Sectors or the applicable Constituents consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from those arising from the hypothetical historical allocations based on back-testing. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Risks associated with the Index

THE INDEX COMPRISES NOTIONAL ASSETS AND LIABILITIES--The exposures to the dynamic basket that tracks the total returns of the Constituents are purely notional. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

THERE ARE RISKS ASSOCIATED WITH A MOMENTUM-BASED INVESTMENT
STRATEGY--The Index employs a mathematical model intended to implement what is known as a momentum-based investment strategy, which seeks to capitalize on positive market price trends based on the supposition that positive market price trends may continue. This Index is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.

CORRELATION OF PERFORMANCES AMONG THE CONSTITUENTS MAY REDUCE PERFORMANCE OF
THE INDEX--Performances among the Constituents may become highly correlated from time to time during the term of your investment. High correlation during periods of negative returns among Constituents representing any one sector or asset type that have a substantial weighting in the Index could have a material adverse effect on the performance of the Index.

THE INDEX MAY NOT BE SUCCESSFUL, OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT
BE EMPLOYED IN RESPECT OF THE CONSTITUENTS OR ACHIEVE ITS TARGET VOLATILITY
--The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the
Index will outperform any alternative strategy that might be employed in respect of the Constituents. Furthermore, no assurance can be given that the
Index will achieve its target volatility of 10%. The actual realized volatility of the Index may be greater or less than 10%.

OUR AFFILIATE, J.P. MORGAN SECURITIES PLC, OR JPMS PLC, IS THE CALCULATION
AGENT AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL--The policies and judgments for which JPMS PLC is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment.

OTHER KEY RISKS:

[] The Index may not be successful, may not outperform any alternative strategy related to the Constituents, or may not achieve its target volatility of 10%.

[] The investment strategy involves monthly rebalancing and maximum weighting caps that are applied to the Constituents by asset type and geographical region.

[] Changes in the value of the Constituents may offset each other.

[] An investment linked to the Index is subject to risks associated with
non-U.S. markets, including emerging markets.

[] The Index was established on September 29, 2014, and therefore has limited operating history.

[] J.P. Morgan Securities LLC., one of our affiliates, is the sponsor of the index that underlies the iShares JPMorgan USD Emerging Markets Bond ETF.

The risks identified above are not exhaustive. Investors should also review carefully the risk factors identified in the relevant offering materials for any investment linked to the Index in which they participate.